

DIVISION OF
CORPORATION FINANCE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Mail Stop 3628

April 18, 2016

Luiz Alberto Figueiredo Machado
Ambassador of Brazil
Embassy of Brazil
3006 Massachusetts Avenue, N.W.
Washington, D.C. 20008

Re: Federative Republic of Brazil
      Registration Statement under Schedule B
      Filed March 23, 2016
      File No. 333-210338

      Form 18-K for Fiscal Year Ended December 31, 2014
      Filed September 16, 2015, as amended March 21, 2016 and March 23, 2016
      File No. 333-06682

Dear Ambassador Figueiredo:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

Where You Can Find More Information, page 1

1. Please specifically incorporate by reference all amendments to Form 18-K filed and disclose the filing dates of each amendment.

2. Please refer to the contact information that you provide for Brazil and revise to include a toll-free telephone number or advise.

Debt Securities, page 2

3. Please disclose that the indenture will not be subject to the protections of the Trust Indenture Act.

Arbitration and Enforceability, page 16

4. You indicate that any dispute, controversy or claim against Brazil arising out of or relating to the securities that is brought in the United States must be submitted to arbitration. Please clarify whether this affects actions brought under the U.S. federal securities laws and how it is consistent with the U.S. federal securities laws.

Form 18-K for Fiscal Year Ended December 31, 2014

General

5. To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data.

6. Please update your disclosure about the evolving political and economic situation in Brazil that would appear material to investors.

7. Please revise to discuss whether the decrease in the price of oil and other natural resources important to the Brazilian economy is having a material effect on the economy. We note the brief discussion of these matters in the annual report.

Exhibit 99.D

The Brazilian Economy

Employment and Labor, page D-16

8. Please include disclosure on the employment rate with respect to age, gender, and any seasonal employment.

Principal Sectors of the Economy

Telecommunications, page D-26

9. Please disclose the number of telephone and mobile telephone lines, as well as internet services in Brazil.

The Financial System

Loan Loss Reserves, page D-46

10. To the extent material, please disclose current loan loss reserves and the increasing volume of restructured loans.

Amendment No. 2 to Form 18-K for Fiscal Year Ended December 31, 2014

Exhibit 99.K

General

11. Please discuss the underlying reasons for material changes to the economic data.

Foreign Investment, page 5

12. Please disclose the material reasons for the significant decrease in foreign investment. If applicable, also discuss material decreases in domestic investments.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to Tonya K. Aldave, Attorney-Advisor, at (202) 551-3601 or to Ellie Quarles, Special Counsel, at (202) 551-3238.

Sincerely,

/s/ Tonya K. Aldave

Tonya K. Aldave
Attorney-Advisor

cc: E. Whitney Debevoise
        Arnold & Porter LLP